Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2022	As at June 30, 2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	246,989	296,126	3,747
Intangible assets	6	43,555	49,199	623
Property, plant and equipment	4	90,898	91,676	1,160
Right-of-Use assets	5	18,870	18,789	238
Financial assets
Derivative assets	17	6	2	^
Investments	8	19,109	21,336	270
Trade receivables		4,765	4,565	58
Other financial assets	11	6,084	6,340	80
Investments accounted for using the equity method		774	791	10
Deferred tax assets		2,298	3,848	49
Non-current tax assets		10,256	10,237	130
Other non-current assets	12	14,826	14,898	189

Total non-current assets		458,430	517,807	6,554

Inventories	9	1,334	1,678	21
Financial assets
Derivative assets	17	3,032	3,678	47
Investments	8	241,655	226,564	2,867
Cash and cash equivalents	10	103,836	82,828	1,048
Trade receivables		115,219	127,312	1,611
Unbilled receivables		60,809	66,640	843
Other financial assets	11	42,914	12,969	164
Contract assets		20,647	24,969	316
Current tax assets		2,373	3,734	47
Other current assets	12	28,933	34,701	439

Total current assets		620,752	585,073	7,403

TOTAL ASSETS		1,079,182	1,102,880	13,957

EQUITY
Share capital		10,964	10,965	139
Share premium		1,566	1,658	21
Retained earnings		551,252	576,094	7,290
Share-based payment reserve		5,258	6,410	81
Special Economic Zone re-investment reserve		47,061	47,992	607
Other components of equity		42,057	43,772	554

Equity attributable to the equity holders of the Company		658,158	686,891	8,692
Non-controlling interests		515	415	5

TOTAL EQUITY		658,673	687,306	8,697

LIABILITIES
Financial liabilities
Loans and borrowings	13	56,463	58,862	745
Lease liabilities		15,177	15,033	190
Derivative liabilities	17	48	146	2
Other financial liabilities	14	2,961	2,504	32
Deferred tax liabilities		12,141	14,062	179
Non-current tax liabilities		17,818	16,237	205
Other non-current liabilities	15	7,571	8,244	104
Provisions	16	1	^	^

Total non-current liabilities		112,180	115,088	1,457

Financial liabilities
Loans, borrowings and bank overdrafts	13	95,233	115,330	1,460
Lease liabilities		9,056	8,652	109
Derivative liabilities	17	585	5,022	64
Trade payables and accrued expenses		99,034	88,480	1,120
Other financial liabilities	14	33,110	6,081	77
Contract liabilities		27,915	26,377	334
Current tax liabilities		13,231	21,105	267
Other current liabilities	15	27,394	26,872	340
Provisions	16	2,771	2,567	32

Total current liabilities		308,329	300,486	3,803

TOTAL LIABILITIES		420,509	415,574	5,260

TOTAL EQUITY AND LIABILITIES		1,079,182	1,102,880	13,957

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
July 20, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2021	2022	2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	182,524	215,286	2,724
Cost of revenues	21	(127,567)	(155,600)	(1,969)

Gross profit		54,957	59,686	755
Selling and marketing expenses	21	(13,017)	(15,359)	(194)
General and administrative expenses	21	(10,530)	(13,471)	(170)
Foreign exchange gains/(losses), net	23	1,160	1,034	13
Other operating income	26	2,150	—	—

Results from operating activities		34,720	31,890	404
Finance expenses	22	(746)	(2,045)	(26)
Finance and other income	23	4,619	3,690	47
Share of net profit/ (loss) of associates accounted for using the equity method		7	(15)	^

Profit before tax		38,600	33,520	425
Income tax expense	19	(6,225)	(7,931)	(100)

Profit for the period		32,375	25,589	325

Profit attributable to:
Equity holders of the Company		32,321	25,636	326
Non-controlling interests		54	(47)	(1)

Profit for the period		32,375	25,589	325

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		5.92	4.69	0.06
Diluted		5.90	4.67	0.06
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,462,996,981	5,471,449,783	5,471,449,783
Diluted		5,476,992,662	5,485,057,994	5,485,057,994

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
July 20, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2021	2022	2022
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	32,375	25,589	325
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	(935)	312	4
Net change in fair value of investment in equity instruments measured at fair value through OCI	2,588	1,333	17

	1,653	1,645	21

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	2,638	5,631	71
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	(32)	—	—
Net change in time value of option contracts designated as cash flow hedges	(13)	(246)	(3)
Net change in intrinsic value of option contracts designated as cash flow hedges	(178)	(206)	(3)
Net change in fair value of forward contracts designated as cash flow hedges	(725)	(983)	(12)
Net change in fair value of investment in debt instruments measured at fair value through OCI	(41)	(4,102)	(52)

	1,649	94	1

Total other comprehensive income, net of taxes	3,302	1,739	22

Total comprehensive income for the period	35,677	27,328	347

Total comprehensive income attributable to:
Equity holders of the Company	35,600	27,351	347
Non-controlling interests	77	(23)	^

	35,677	27,328	347

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
July 20, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Special Economic Zone re-investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve		Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves (2)
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the period
Profit for the period		—	—	32,321	—	—	—	—	—	32,321	54	32,375
Other comprehensive income		—	—	—	—	—	2,583	(916)	1,612	3,279	23	3,302

Total comprehensive income for the period		—	—	32,321	—	—	2,583	(916)	1,612	35,600	77	35,677

Issue of equity shares on exercise of options	101,334	^	26	—	(26)	—	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options (1)		—	—	132	(132)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment		—	—	1	971	—	—	—	—	972	—	972
Transferred to special economic zone reinvestment reserve		—	—	(1,143)	—	1,143	—	—	—	—	—	—
Dividend		—	—	—	—	—	—	—	—	—	(442)	(442)
Others		—	—	—	—	—	—	—	—	—	(38)	(38)

Other transactions for the period	101,334	—	26	(1,010)	813	1,143	—	—	—	972	(480)	492

As at June 30, 2021	5,479,239,889	10,958	740	498,003	3,884	42,297	25,519	814	7,452	589,667	1,095	590,762

(1)

Includes 18,725,758 treasury shares held as at June 30, 2021 by a controlled trust. 675,457 shares have been transferred by the controlled trust to eligible employees on exercise of options during the three months ended June 30, 2021.

(2)	Refer to Note 18
^	Value is less than ₹ 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Special Economic Zone re-investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve		Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves (2)
As at April 1, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673
Adjustment on adoption of amendments to IAS 37	—	—	—	(51)	—	—	—	—	—	(51)	—	(51)

Adjusted balance as at April 1, 2022	5,482,070,115	10,964	1,566	551,201	5,258	47,061	26,850	1,477	13,730	658,107	515	658,622

Comprehensive income for the period
Profit for the period		—	—	25,636	—	—	—	—	—	25,636	(47)	25,589
Other comprehensive income		—	—	—	—	—	5,607	(1,435)	(2,457)	1,715	24	1,739

Total comprehensive income for the period		—	—	25,636	—	—	5,607	(1,435)	(2,457)	27,351	(23)	27,328

Issue of equity shares on exercise of options	276,665	1	92	—	(92)	—	—	—	—	1	—	1
Issue of shares by controlled trust on exercise of options (1)		—	—	186	(186)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment		—	—	2	1,430	—	—	—	—	1,432	—	1,432
Transferred to special economic zone re-investment reserve		—	—	(931)	—	931	—	—	—	—	—	—
Others		—	—	—	—	—	—	—	—	—	(77)	(77)

Other transactions for the period	276,665	1	92	(743)	1,152	931	—	—	—	1,433	(77)	1,356

As at June 30, 2022	5,482,346,780	10,965	1,658	576,094	6,410	47,992	32,457	42	11,273	686,891	415	687,306

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		139	21	7,290	81	607	411	1	142	8,692	5	8,697

(1)

Includes 13,979,651 treasury shares held as at June 30, 2022 by a controlled trust. 710,078 shares have been transferred by the controlled trust to eligible employees on exercise of options during the three months ended June 30, 2022.

(2)	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
July 20, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2021	2022	2022
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	32,375	25,589	325
Adjustments to reconcile profit for the period to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(101)	(122)	(2)
Depreciation, amortization and impairment expense	8,390	7,738	98
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(439)	1,944	25
Share-based compensation expense	971	1,430	18
Share of net (profit)/loss of associates accounted for using equity method	(7)	15	^
Income tax expense	6,225	7,931	100
Finance and other income, net of finance expenses	(2,383)	(1,645)	(21)
Gain from sale of business and investment accounted for using the equity method	(2,150)	—	—
Gain on derecognition of contingent consideration payable	—	(86)	(1)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(3,128)	(7,348)	(93)
Unbilled receivables and contract assets	(4,125)	(7,966)	(101)
Inventories	124	(337)	(4)
Other assets	3,017	(3,642)	(46)
Trade payables, accrued expenses, other liabilities and provisions	1,645	(14,740)	(187)
Contract liabilities	(1,744)	(2,534)	(32)

Cash generated from operating activities before taxes	38,670	6,227	79
Income taxes paid, net	(5,140)	(4,443)	(56)

Net cash generated from operating activities	33,530	1,784	23

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(4,630)	(4,862)	(62)
Proceeds from disposal of property, plant and equipment	52	167	2
Payment for purchase of investments	(250,673)	(166,530)	(2,107)
Proceeds from sale of investments	262,334	176,501	2,234
Proceeds from restricted interim dividend account	—	27,410	347
Payment for business acquisitions including deposits and escrow, net of cash acquired	(105,358)	(46,353)	(587)
Proceeds from sale of investment accounted for using the equity method	1,629	—	—
Interest received	4,138	3,764	48
Dividend received	2	2	^

Net cash used in investing activities	(92,506)	(9,901)	(125)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	^	1	^
Repayment of loans and borrowings	(113,471)	(39,979)	(506)
Proceeds from loans and borrowings	146,725	58,645	742
Payment of lease liabilities	(2,349)	(2,681)	(34)
Payment for deferred contingent consideration	—	(227)	(3)
Interest and finance expenses paid	(1,372)	(1,787)	(23)
Payment of dividend	—	(27,337)	(346)
Payment of dividend to non-controlling interests holders	(442)	—	—

Net cash generated from/(used in) financing activities	29,091	(13,365)	(170)

Net decrease in cash and cash equivalents during the period	(29,885)	(21,482)	(272)
Effect of exchange rate changes on cash and cash equivalents	795	475	6
Cash and cash equivalents at the beginning of the period	169,663	103,833	1,314

Cash and cash equivalents at the end of the period (Note 10)	140,573	82,826	1,048

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
July 20, 2022

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on July 20, 2022.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2022. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2022.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months ended June 30, 2022, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 79.02 as published by Federal Reserve Board of Governors on June 30, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

h)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2022, for a discussion of the Company’s other material accounting policy information except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2022.

New amendment adopted by the Company effective from April 1, 2022:

Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The adoption of this amendment has resulted in a reduction of ₹ 51 in opening retained earnings, primarily due to allocation of other costs that relate directly to fulfilling contracts.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2022 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendments to IAS 12 on the interim condensed consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		—		129		3,420		350		1		3,900
Additions through business combinations		—		—		289		334		2		625
Disposals		—		(181)		(134)		(304)		(47)		(666)
Translation adjustment		5		83		689		74		2		853

As at June 30, 2021	₹	3,820	₹	39,445	₹	115,119	₹	21,146	₹	376	₹	179,906
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		466		2,969		511		3		3,949
Disposals		—		(181)		(118)		(287)		(47)		(633)
Translation adjustment		—		37		502		56		2		597

As at June 30, 2021	₹	—	₹	9,107	₹	88,393	₹	15,369	₹	355	₹	113,224
Capital work-in-progress											₹	20,038

Net carrying value including Capital work-in-progress as at June 30, 2021											₹	86,720

Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		1,031		1,676		19,411		2,384		7		24,509
Additions through business combinations		—		—		370		335		3		708
Disposals		(30)		(440)		(7,863)		(826)		(115)		(9,274)
Translation adjustment		(3)		36		698		60		4		795

As at March 31, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		1,536		12,305		2,141		10		15,992
Disposals		—		(346)		(7,451)		(725)		(112)		(8,634)
Translation adjustment		—		28		571		52		2		653

As at March 31, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Capital work-in-progress											₹	16,288

Net carrying value including Capital work-in-progress as at March 31, 2022											₹	90,898

Gross carrying value:
As at April 1, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Additions		—		38		3,720		326		1		4,085
Additions through business combinations		—		7		357		6		3		373
Disposals		(3)		(7)		(490)		(8)		—		(508)
Translation adjustment		(4)		(18)		319		3		—		300

As at June 30, 2022	₹	4,806	₹	40,706	₹	127,377	₹	22,972	₹	321	₹	196,182
Accumulated depreciation/ impairment:
As at April 1, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Depreciation and impairment		—		318		3,390		545		2		4,255
Disposals		—		(1)		(439)		(7)		—		(447)
Translation adjustment		—		3		320		6		—		329

As at June 30, 2022	₹	—	₹	10,323	₹	93,736	₹	17,101	₹	299	₹	121,459
Capital work-in-progress											₹	16,953

Net carrying value including Capital work-in-progress as at June 30, 2022											₹	91,676

*	Including net carrying value of computer equipment and software amounting to ₹ 19,575, ₹ 25,162 and ₹ 25,828, as at June 30, 2021, March 31, 2022 and June 30, 2022, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		—		2,063		383		35		2,481
Disposals		—		(828)		(539)		(30)		(1,397)
Additions through business combinations		—		2,986		—		36		3,022
Translation adjustment		—		220		78		13		311

As at June 30, 2021	₹	2,082	₹	23,285	₹	3,840	₹	980	₹	30,187
Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		7		1,321		248		73		1,649
Disposals		—		(548)		(189)		(22)		(759)
Translation adjustment		—		92		46		5		143

As at June 30, 2021	₹	62	₹	7,568	₹	2,262	₹	491	₹	10,383

Net carrying value as at June 30, 2021									₹	19,804

Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		7,517		429		105		8,066
Additions through business combinations		—		2,920		—		36		2,956
Disposals		(819)		(3,360)		(1,861)		(149)		(6,189)
Translation adjustment		—		72		25		(14)		83

As at March 31, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		24		5,572		849		264		6,709
Disposals		(21)		(2,667)		(1,518)		(121)		(4,327)
Translation adjustment		—		68		24		(8)		84

As at March 31, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816

Net carrying value as at March 31, 2022									₹	18,870

Gross carrying value:
As at April 1, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Additions		—		1,433		45		72		1,550
Additions through business combinations		—		201		—		—		201
Disposals		—		(919)		—		(88)		(1,007)
Translation adjustment		—		(23)		—		(14)		(37)

As at June 30, 2022	₹	1,278	₹	26,685	₹	2,556	₹	874	₹	31,393
Accumulated depreciation:
As at April 1, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Depreciation		5		1,386		125		74		1,590
Disposals		—		(739)		—		(81)		(820)
Translation adjustment		—		17		9		(8)		18

As at June 30, 2022	₹	63	₹	10,340	₹	1,646	₹	555	₹	12,604

Net carrying value as at June 30, 2022									₹	18,789

*	Including net carrying value of computer equipment and software amounting to ₹ 8, ₹ 6 and ₹ 5, as at June 30, 2021, March 31, 2022 and June 30, 2022, respectively

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2022		June 30, 2022
Balance at the beginning of the period	₹	139,127	₹	246,989
Translation adjustment		5,293		8,025
Acquisition through business combinations* (Refer to Note 7)		102,569		41,112

Balance at the end of the period	₹	246,989	₹	296,126

*

Acquisition through business combinations for the year ended March 31, 2022 and three months ended June 30, 2022 is after considering the impact of ₹ 116 and ₹ 21 towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2021 and 2022, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations		24,392		8,083		32,475
Deductions/adjustments		(556)		(215)		(771)
Translation adjustment		620		28		648

As at June 30, 2021	₹	50,782	₹	9,507	₹	60,289
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		2,546		246		2,792
Deductions/Adjustments		(556)		(215)		(771)
Translation adjustment		374		13		387

As at June 30, 2021	₹	16,612	₹	648	₹	17,260

Net carrying value as at June 30, 2021	₹	34,170	₹	8,859	₹	43,029

Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations		27,834		9,814		37,648
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		1,190		218		1,408

As at March 31, 2022	₹	43,366	₹	11,428	₹	54,794
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		6,872		1,338		8,210
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		347		29		376

As at March 31, 2022	₹	9,483	₹	1,756	₹	11,239

Net carrying value as at March 31, 2022	₹	33,883	₹	9,672	₹	43,555

Gross carrying value:
As at April 1, 2022	₹	43,366	₹	11,428	₹	54,794
Acquisition through business combinations (Refer to Note 7)		5,480		482		5,962
Deductions/adjustments (1)		(38)		—		(38)
Translation adjustment		1,522		411		1,933

As at June 30, 2022	₹	50,330	₹	12,321	₹	62,651
Accumulated amortization/ impairment:
As at April 1, 2022	₹	9,483	₹	1,756	₹	11,239
Amortization and impairment		1,455		438		1,893
Translation adjustment		266		54		320

As at June 30, 2022	₹	11,204	₹	2,248	₹	13,452

Net carrying value as at As at June 30, 2022	₹	39,126	₹	10,073	₹	49,199

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

(1)	Includes ₹ 38 towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022.

7. Business combinations

Summary of acquisitions during the three months ended June 30, 2022 is given below:

During the three months ended June 30, 2022, the Company has completed two business combinations by acquiring 100% equity interest in:

(a)

Convergence Acceleration Solutions, LLC (“CAS Group”), a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022, for total consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,584.

(b)

Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of ₹ 44,622.

The following table presents the purchase price allocation:

Description	CAS Group		Rizing
Net assets	₹	537	₹	4,354
Fair value of customer-related intangibles		1,617		3,863
Fair value of marketing-related intangibles		—		482
Deferred tax liabilities on intangible assets		—		(1,738)

Total	₹	2,154	₹	6,961

Goodwill		3,430		37,661

Total purchase price	₹	5,584	₹	44,622

Net Assets include:
Cash and cash equivalents	₹	127	₹	2,109
Fair value of acquired trade receivables included in net assets	₹	451	₹	3,354
Gross contractual amount of acquired trade receivables	₹	452	₹	3,367
Less: Allowance for lifetime expected credit loss		(1)		(13)
Transaction costs included in general and administrative expenses	₹	19	₹	99

The purchase price allocation for CAS Group and Rizing is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 41,091 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for CAS group in the United States of America.

The total consideration of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between ₹ Nil and ₹ 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,662 is recorded as part of provisional purchase price allocation.

The pro-forma effects of acquisition during the three months ended June 30, 2022, on the Company’s results were not material.

8. Investments

	As at
	March 31, 2022		June 30, 2022
Non-current
Financial instruments at FVTPL
Equity instruments	₹	1,976	₹	3,224
Fixed maturity plan mutual funds		513		503
Financial instruments at FVTOCI
Equity instruments		14,963		16,567
Financial instruments at amortized cost
Inter corporate and term deposits *		1,657		1,042

	₹	19,109	₹	21,336
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	15,550	₹	18,558
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		195,294
Financial instruments at amortized cost
Inter corporate and term deposits *		21,266		12,712

	₹	241,655	₹	226,564

	₹	260,764	₹	247,900

*

These deposits earn a fixed rate of interest. Term deposits include current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 657 (March 31, 2022: Term deposits current of ₹ 654).

9. Inventories

	As at
	March 31, 2022		June 30, 2022
Stores and spare parts	₹	28	₹	24
Finished and traded goods		1,306		1,654

	₹	1,334	₹	1,678

10. Cash and cash equivalents

	As at
	March 31, 2022		June 30, 2022
Cash and bank balances	₹	61,882	₹	46,092
Demand deposits with banks *		41,954		36,736

	₹	103,836	₹	82,828

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	June 30, 2021		June 30, 2022
Cash and cash equivalents	₹	140,617	₹	82,828
Bank overdrafts		(44)		(2)

	₹	140,573	₹	82,826

11. Other financial assets

	As at
	March 31, 2022		June 30, 2022
Non-current
Security deposits	₹	1,396	₹	1,521
Finance lease receivables		4,262		4,353
Others		426		466

	₹	6,084	₹	6,340
Current
Security deposits	₹	1,513	₹	1,500
Dues from officers and employees		1,301		1,521
Interest receivables		1,835		1,955
Finance lease receivables		5,065		4,573
Deposit in interim dividend account		27,410		—
Others		5,790		3,420

	₹	42,914	₹	12,969

	₹	48,998	₹	19,309

12. Other assets

	As at
	March 31, 2022		June 30, 2022
Non-current
Prepaid expenses	₹	7,079	₹	7,015
Costs to obtain contract (1)		3,128		3,165
Costs to fulfil contract (2)		295		293
Others		4,324		4,425

	₹	14,826	₹	14,898
Current
Prepaid expenses	₹	15,839	₹	19,305
Dues from officers and employees		251		876
Advance to suppliers		3,179		3,489
Balance with GST and other authorities		7,566		8,370
Costs to obtain contract (1)		820		862
Costs to fulfil contract (2)		55		57
Others		1,223		1,742

	₹	28,933	₹	34,701

	₹	43,759	₹	49,599

(1)	Costs to obtain contract amortization is ₹ 228 and ₹ 214 during the three months ended June 30, 2021, and 2022 respectively
(2)	Costs to fulfil contract amortization is ₹ 13 and ₹ 14 during the three months ended June 30, 2021, and 2022 respectively

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2022		June 30, 2022
Non-current
Unsecured Notes 2026	₹	56,403	₹	58,805
Loans from institutions other than banks		60		57

	₹	56,463	₹	58,862
Current
Borrowings from Banks	₹	95,143	₹	115,264
Loans from institutions other than banks		87		64
Bank overdrafts		3		2

	₹	95,233	₹	115,330

	₹	151,696	₹	174,192

14. Other financial liabilities

	As at
	March 31, 2022		June 30, 2022
Non-current
Contingent consideration (Refer to Note 17)	₹	2,423	₹	2,357
Cash Settled ADS RSUs		2		1
Deposits and others		536		146

	₹	2,961	₹	2,504
Current
Contingent consideration (Refer to Note 17)	₹	1,906	₹	3,587
Advance from customers		1,582		1,100
Cash Settled ADS RSUs		18		14
Interim dividend payable		27,337		—
Capital Creditors		626		509
Deposits and others		1,641		871

	₹	33,110	₹	6,081

	₹	36,071	₹	8,585

15. Other liabilities

	As at
	March 31, 2022		June 30, 2022
Non-current
Employee benefits obligations	₹	2,720	₹	2,964
Others		4,851		5,280

	₹	7,571	₹	8,244
Current
Employee benefits obligations	₹	15,310	₹	16,338
Statutory and other liabilities		10,933		9,129
Advance from customers		629		882
Others		522		523

	₹	27,394	₹	26,872

	₹	34,965	₹	35,116

16. Provisions

	As at
	March 31, 2022		June 30, 2022
Non-current
Provision for warranty	₹	1		^

	₹	1		^
Current
Provision for warranty	₹	294	₹	282
Provision for onerous contracts		1,946		1,771
Others		531		514

	₹	2,771	₹	2,567

	₹	2,772	₹	2,567

^	Value is less than ₹ 1

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The company is also exposed to interest rate fluctuations on investments in floating rate financial assets. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in millions)
	As at
	March 31, 2022				June 30, 2022
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,413	₹	509	USD	1,423	₹	(2,276)
		€191	₹	668		€152	₹	989
		£173	₹	645		£150	₹	1,368
	AUD	170	₹	(217)	AUD	152	₹	372
Range forward option contracts	USD	493	₹	217	USD	609	₹	(419)
		€6	₹	8		€45	₹	38
		£28	₹	119		£52	₹	89
	AUD	11	₹	(6)	AUD	29	₹	40
Interest Rate Swaps	INR	—	₹	—	INR	5,000	₹	(146)
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,452	₹	536	USD	1,713	₹	(2,239)
		€109	₹	1		€178	₹	254
		£91	₹	81		£145	₹	321
	AUD	47	₹	(122)	AUD	47	₹	79
	SGD	4	₹	(1)	SGD	9	₹	2
	ZAR	8	₹	^	ZAR	—	₹	—
	CAD	47	₹	(25)	CAD	77	₹	37
	SAR	33	₹	(1)	SAR	85	₹	(2)
	PLN	14	₹	(2)	PLN	29	₹	7
	CHF	5	₹	(5)	CHF	4	₹	(3)
	QAR	11	₹	(4)	QAR	4	₹	(2)
	TRY	30	₹	6	TRY	30	₹	8
	NOK	13	₹	(3)	NOK	13	₹	6
	OMR	2	₹	^	OMR	1	₹	^
	SEK	17	₹	(2)	SEK	3	₹	1
	JPY	513	₹	20	JPY	516	₹	6
	DKK	2	₹	^	DKK	2	₹	^
	AED	—	₹	—	AED	23	₹	^
	CNH	—	₹	—	CNH	5	₹	^
Buy: Forward contracts	SEK	22	₹	2	SEK	—	₹	—
	DKK	16	₹	(2)	DKK	11	₹	(4)
	CHF	2	₹	(1)	CHF	2	₹	^
	AED	26	₹	^	AED	5	₹	^
	JPY	447	₹	(18)	JPY	—	₹	—
	CNH	11	₹	^	CNH	4	₹	(1)
	NOK	12	₹	(1)	NOK	12	₹	(1)
	QAR	—	₹	—	QAR	4	₹	1
	ZAR	—	₹	—	ZAR	7	₹	^
		£—	₹	—		£1	₹	(1)
Interest Rate Swaps	INR	4,750	₹	3	INR	3,750	₹	(12)

			₹	2,405			₹	(1,488)

^	Value is less than ₹ 1
*	USD 1,452 and USD 1,713 includes USD/PHP sell forward of USD 86 and USD 60 as at March 31, 2022 and June 30, 2022, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Three months ended June 30,
	2021		2022
Balance as at the beginning of the period	₹	2,182	₹	1,943
Changes in fair value of effective portion of derivatives		(196)		(1,033)
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions *		(892)		(855)

Gain/(loss) on cash flow hedging derivatives, net	₹	(1,088)	₹	(1,888)

Balance as at the end of the period	₹	1,094	₹	55
Deferred tax thereon		(280)		(13)

Balance as at the end of the period, net of deferred tax	₹	814	₹	42

*

Includes net (gain)/loss reclassified to revenue of ₹ 1,200 and ₹ 794 for the three months ended June 30, 2021, and 2022, respectively and net (gain)/loss reclassified to cost of revenues of ₹ (308) and ₹ 61 for the three months ended June 30, 2021, and 2022, respectively.

During the three months ended June 30, 2021, and 2022, ₹ 7 and ₹ (28) relating to loss/(gain) of ineffective portion of derivatives has been reclassified from other comprehensive income to interim condensed consolidated statement of income.

Apart from above, as at June 30, 2021 and 2022, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2022 and June 30, 2022, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2022								As at June 30, 2022
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,242	₹	—	₹	2,242	₹	—	₹	2,939	₹	—	₹	2,939	₹	—
Others		796		—		796		—		741		—		741		—
Investments:
Short-term mutual funds		15,550		15,550		—		—		18,558		18,558		—		—
Fixed maturity plan mutual funds		513		—		513		—		503		—		503		—
Equity instruments		16,939		41		574		16,324		19,791		42		784		18,965
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		1,251		203,588		—		195,294		1,207		194,087		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(299)	₹	—	₹	(299)	₹	—	₹	(2,884)	₹	—	₹	(2,884)	₹	—
Others		(334)		—		(334)		—		(2,284)		—		(2,284)		—
Contingent consideration		(4,329)		—		—		(4,329)		(5,944)		—		—		(5,944)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2022		June 30, 2022
Balance at the beginning of the period	₹	10,227	₹	16,324
Additions		3,973		1,114
Disposals		(7,697)		(165)
Unrealized gain recognized in statement of income		40		22
Gain recognized in other comprehensive income		9,423		1,152
Translation adjustment		358		518

Balance at the end of the period	₹	16,324	₹	18,965

	As at
Contingent consideration	March 31, 2022		June 30, 2022
Balance at the beginning of the period	₹	(2,293)	₹	(4,329)
Additions		(2,533)		(1,662)
Reversals		468		86
Payouts		309		227
Finance expense recognized in statement of income		(117)		(46)
Translation adjustment		(163)		(220)

Balance at the end of the period	₹	(4,329)	₹	(5,944)

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Three months ended June 30,
	2021		2022
Balance at the beginning of the period	₹	22,936	₹	26,850
Translation difference related to foreign operations, net		2,615		5,607
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		(32)		—

Balance at the end of the period	₹	25,519	₹	32,457

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		(935)		(41)		2,588		—
As at June 30, 2021	₹	(1,832)	₹	4,196	₹	3,966	₹	1,122
As at April 1, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122
Other comprehensive income		312		(4,102)		1,333		—
As at June 30, 2022	₹	(186)	₹	(1,084)	₹	11,421	₹	1,122

19. Income taxes

	Three months ended June 30,
	2021		2022
Income tax expense as per the interim condensed consolidated statement of income	₹	6,225	₹	7,931
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		387		(393)
Gains/(losses) on cash flow hedging derivatives		(172)		(453)
Remeasurements of the defined benefit plans		(322)		95

	₹	6,118	₹	7,180

Income tax expense consists of the following:

	Three months ended June 30,
	2021		2022
Current taxes	₹	6,741	₹	9,029
Deferred taxes		(516)		(1,098)

	₹	6,225	₹	7,931

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ 2,767 and ₹ 68 for the three months ended June 30, 2021 and 2022.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment, sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended June 30, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	49,411	₹	54,744	₹	54,064	₹	21,057	₹	179,276	₹	—	₹	1,937	₹	181,213
Sale of products		—		—		—		—		—		1,311		—		1,311

	₹	49,411	₹	54,744	₹	54,064	₹	21,057	₹	179,276	₹	1,311	₹	1,937	₹	182,524

B. Revenue by sector
Banking, Financial Services and Insurance	₹	598	₹	31,943	₹	20,765	₹	6,567	₹	59,873
Health		17,278		20		3,237		735		21,270
Consumer		20,143		575		7,619		2,725		31,062
Communications		2,015		302		2,875		3,893		9,085
Energy, Natural Resources and Utilities		169		9,409		9,237		4,733		23,548
Manufacturing		48		5,939		5,792		745		12,524
Technology		9,160		6,556		4,539		1,659		21,914

	₹	49,411	₹	54,744	₹	54,064	₹	21,057	₹	179,276	₹	1,311	₹	1,937	₹	182,524

C. Revenue by nature of contract
Fixed price and volume based	₹	27,006	₹	31,709	₹	33,524	₹	13,683	₹	105,922	₹	—	₹	1,665	₹	107,587
Time and materials		22,405		23,035		20,540		7,374		73,354		—		272		73,626
Products		—		—		—		—		—		1,311		—		1,311

	₹	49,411	₹	54,744	₹	54,064	₹	21,057	₹	179,276	₹	1,311	₹	1,937	₹	182,524

Information on disaggregation of revenues for the three months ended June 30, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	61,440	₹	66,300	₹	59,957	₹	24,117	₹	211,814	₹	—	₹	1,526	₹	213,340
Sale of products		—		—		—		—		—		1,946		—		1,946

	₹	61,440	₹	66,300	₹	59,957	₹	24,117	₹	211,814	₹	1,946	₹	1,526	₹	215,286

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,085	₹	40,988	₹	24,536	₹	8,324	₹	74,933
Health		19,444		42		3,929		877		24,292
Consumer		25,721		896		8,820		3,633		39,070
Communications		3,192		341		3,134		3,883		10,550
Energy, Natural Resources and Utilities		217		9,273		9,304		4,886		23,680
Manufacturing		17		7,843		5,583		822		14,265
Technology		11,764		6,917		4,651		1,692		25,024

	₹	61,440	₹	66,300	₹	59,957	₹	24,117	₹	211,814	₹	1,946	₹	1,526	₹	215,286

C. Revenue by nature of contract
Fixed price and volume based	₹	35,884	₹	33,859	₹	33,977	₹	14,083	₹	117,803	₹	—	₹	1,141	₹	118,944
Time and materials		25,556		32,441		25,980		10,034		94,011		—		385		94,396
Products		—		—		—		—		—		1,946				1,946

	₹	61,440	₹	66,300	₹	59,957	₹	24,117	₹	211,814	₹	1,946	₹	1,526	₹	215,286

21. Expenses by nature

	Three months ended June 30,
	2021		2022
Employee compensation	₹	102,711	₹	126,134
Sub-contracting and technical fees		24,619		29,454
Cost of hardware and software		1,568		2,143
Travel		1,435		3,070
Facility expenses		5,650		7,876
Depreciation, amortization and impairment		8,390		7,738
Communication		1,516		1,543
Legal and professional fees		2,207		1,547
Rates, taxes and insurance		1,001		1,497
Marketing and brand building		425		900
Lifetime expected credit loss/ (write-back)		(253)		(22)
Miscellaneous expenses		1,845		2,550

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	151,114	₹	184,430

22. Finance expenses

	Three months ended June 30,
	2021		2022
Interest expense	₹	746	₹	2,045

	₹	746	₹	2,045

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended June 30,
	2021		2022
Interest income	₹	2,609	₹	3,579
Dividend income		2		2
Exchange fluctuation gain on foreign currency borrowings		1,490		—
Net gain from investments classified as FVTPL		313		116
Net gain from investments classified as FVTOCI		205		(7)

Finance and other income	₹	4,619	₹	3,690

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(716)	₹	(1,751)
Other foreign exchange gains/(losses), net		1,876		2,785

Foreign exchange gains/(losses), net	₹	1,160	₹	1,034

24. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Cosmpany by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended June 30,
	2021		2022
Profit attributable to equity holders of the Company	₹	32,321	₹	25,636
Weighted average number of equity shares outstanding		5,462,996,981		5,471,449,783

Basic earnings per share	₹	5.92	₹	4.69

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended June 30,
	2021		2022
Profit attributable to equity holders of the Company	₹	32,321	₹	25,636
Weighted average number of equity shares outstanding		5,462,996,981		5,471,449,783
Effect of dilutive equivalent share options		13,995,681		13,608,211

Weighted average number of equity shares for diluted earnings per share		5,476,992,662		5,485,057,994

Diluted earnings per share	₹	5.90	₹	4.67

25. Employee compensation

	Three months ended June 30,
	2021		2022
Salaries and bonus	₹	98,199	₹	120,141
Employee benefits plans		3,535		4,548
Share-based compensation*		977		1,445

	₹	102,711	₹	126,134

*	Includes ₹6 and ₹15 for the three months ended June 30, 2021 and 2022 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended June 30,
	2021		2022
Cost of revenues	₹	87,692	₹	107,864
Selling and marketing expenses		9,122		11,122
General and administrative expenses		5,897		7,148

	₹	102,711	₹	126,134

The Company has granted 173,269 options under RSU option plan during the three months ended June 30, 2022 (38,454 for the three months June 30, 2021); 1,113,342 options under ADS option plan during the three months ended June 30, 2022 (516,842 for the three months ended June 30, 2021).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income

During the three months ended June 30, 2021, the Company sold its investment in Ensono Holdings, LLC as a result of acquisition by another investor for a consideration of ₹ 5,569 and recognized a cumulative gain of ₹ 1,240 (net of tax ₹ 425) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,220 for the three months ended June 30, 2021, under other operating income, net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the three months ended June 30, 2021, the Company sold its investment in Denim Group , Ltd. and Denim Group Management, LLC (“Denim Group”) as a result of acquisition of by another investor, for a consideration of ₹ 1,629 and recognized a cumulative gain of ₹ 930 in other operating income, net including reclassification of exchange differences on foreign currency translation.

27. Commitments and contingencies

Capital commitments: As at March 31, 2022 and June 30, 2022 the Company had committed to spend ₹ 11,376 and ₹ 10,625 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2022 and June 30,2022, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 17,094 and ₹ 16,262 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2018. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 92,476 and ₹ 93,527 are not acknowledged as debt as at March 31, 2022 and June 30, 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 12,092 and ₹ 11,817 as of March 31, 2022, and June 30, 2022, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon’ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	49,683	₹	55,105	₹	54,461	₹	21,232	₹	180,481	₹	1,311	₹	1,937	₹	(45)	₹	183,684
Other operating income		—		—		—		—		2,150		—		—		—		2,150
Segment Result		9,379		11,350		8,325		3,066		32,120		(53)		475		(28)		32,514
Unallocated										56		—		—		—		56

Segment Result Total									₹	34,326	₹	(53)	₹	475	₹	(28)	₹	34,720
Finance expenses																		(746)
Finance and other income																		4,619
Share of net profit/(loss) of associates accounted for using the equity method																		7

Profit before tax																	₹	38,600
Income tax expense																		(6,225)

Profit for the period																	₹	32,375

Depreciation, amortization and impairment																	₹	8,390

Information on reportable segments for the three months ended June 30, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	61,702	₹	66,613	₹	60,276	₹	24,257	₹	212,848	₹	1,946	₹	1,526	₹	—	₹	216,320
Other operating income										—		—		—		—		—
Segment Result		11,030		12,454		7,374		1,604		32,462		(55)		173		(60)		32,520
Unallocated										(630)		—		—		—		(630)

Segment Result Total									₹	31,832	₹	(55)	₹	173	₹	(60)	₹	31,890
Finance expenses																		(2,045)
Finance and other income																		3,690
Share of net profit/(loss) of associates accounted for using the equity method																		(15)

Profit before tax																	₹	33,520
Income tax expense																		(7,931)

Profit for the period																	₹	25,589

Depreciation, amortization and impairment																	₹	7,738

Revenues from India, being Company’s country of domicile, is ₹ 6,141 and ₹ 6,507 for three months ended June 30, 2021, and 2022, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended June 30,
	2021		2022
United States of America	₹	96,439	₹	120,491
United Kingdom		22,867		26,606

	₹	119,306	₹	147,097

No customer individually accounted for more than 10% of the revenues during the three months ended June 30, 2021, and 2022.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of foreign exchange gains/(losses), net in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)	Other operating income of ₹ 2,150 and ₹ Nil is included as part of IT Services segment results for three months ended June 30, 2021 and 2022 respectively. (Refer to Note 26)

e)	Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 977 and ₹ 1,445 for the three months ended June 30, 2021 and 2022, respectively.

29.	List of subsidiaries and investments accounted for using equity method as at June 30, 2022 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc.(1)	USA
		LeanSwift Solutions, Inc.(1)	USA
		Edgile, LLC	USA
		Convergence Acceleration Solutions, LLC	USA
		Rizing Intermediate Holdings, Inc. (1)	USA

Attune Consulting India Private Limited			India

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			UK
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U	Spain

	Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited)		UK
		Wipro UK Limited	UK
	Wipro Financial Services UK Limited		UK
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	UK
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			UK
	Wipro Doha LLC (2)		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt

	Wipro Arabia Limited (3)		Saudi Arabia
		Women’s Business Park Technologies Limited (3)	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. (1)	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda (1)	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l (1)	Luxembourg

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Philippines, Inc.			Philippines

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited	India

Encore Theme Technologies Private Limited (3)	India

Wipro VLSI Design Services India Private Limited	India

Capco Technologies Private Limited	India

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.
(3)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited. The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

(1)

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc., Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, LeanSwift Solutions, Inc. and Rizing Intermediate Holdings, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (4)	Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		UK
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L.		Italy
		MechWorks S.R.L.	Italy

Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	UK

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			UK
	CloudSocius DMCC		United Arab Emirates

Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV (4)	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil

Cardinal US Holdings, Inc.			USA

	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA
Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd (4)	Australia

LeanSwift Solutions, Inc.			USA
	LeanSwift Solutions, LLC		USA
	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA
	Rizing Intermediate Inc.		USA
		Rizing Intermediate LLC (4)	USA
	Attune Lanka (Pvt) Ltd		Sri Lanka
		Attune Netherlands B.V. (4)	Netherlands

(4)	Step Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH, Iris Holdco Pty Ltd, Rizing Intermediate LLC and Attune Netherlands B.V. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC (5)	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

Rizing Intermediate LLC			USA
	Rizing Inc.		USA
		Rizing LLC (5)	USA
	Rizing Canada Holdings Corp.		Canada
		Rizing Solutions Canada Inc.	Canada

Attune Netherlands B.V.		Netherlands
	Attune Germany GmbH	Germany
	Attune Italia S.R.L	Italy
	Attune Hong Kong Limited	Hong Kong
	Attune Consulting USA, Inc.	USA
	Attune UK Ltd.	UK
	Attune Australia Pty Ltd	Australia
	Attune Management LLC	USA

(5)	Step Subsidiary details of Capco (US) GP LLC and Rizing LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada
Rizing LLC			USA
	Aasonn Philippines Inc.		Philippines
	Rizing Consulting Ireland Limited		Ireland
	Rizing Limited		UK
	Rizing B.V.		Netherlands
	Vesta Middle East FZE		United Arab Emirates
	Vesta (Macau) Limited		Macau
	Rizing Pte Ltd.		Singapore
		Rizing Solutions Pty Ltd	Australia
		Rizing New Zealand Ltd.	New Zealand
		Rizing Philippines Inc.	Philippines
		Synchrony Global SDN BHD	Malaysia
		Rizing SDN BHD	Malaysia
	Rizing Consulting Pty Ltd.		Australia
	Rizing GmbH		Germany
	Rizing Middle East DMCC		United Arab Emirates
	Rizing Geospatial LLC		USA

As at June 30, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:
Name of the entity		Country of incorporation
Wipro Equity Reward Trust		India
Wipro Foundation		India
Capco (Canada) LP (6)		Canada

(6)	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815
Bengaluru
July 20, 2022